Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Management Changes

November 18, 2014.  Caledonia Mining (“Caledonia”) announces the appointment of Mr. Steve Curtis as Chief Executive Officer (CEO”) in succession to Stefan Hayden, who is stepping down.

Mr. Curtis, a Chartered Accountant with over 30 years’ experience, is currently Caledonia’s Chief Financial Officer (“CFO”) and has been appointed as Caledonia’s CEO with immediate effect.  Mr. Curtis has been a key member of Caledonia’s management team since he joined Caledonia in April 2006 and was elected to the Board in 2008.

Before joining Caledonia in April 2006, Mr. Curtis was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH’s South African operation.

Mr. Curtis will be supported in his role as Chief Executive by Caledonia’s existing management team which has been expanded over the last 15 months and comprises Mr. Dana Roets, the Chief Operating Officer, and Mr. Mark Learmonth, Vice President, Investor Relations and Corporate Development.

Mr. Curtis’ position as CFO will be filled by Mr. Learmonth, who is a Chartered Accountant and had 15 years of investment banking experience in London and Johannesburg before joining Caledonia in 2008.

Leigh Wilson, Caledonia’s Chairman, said, “The Board would like to thank Stefan Hayden for the contribution he has made to the development of Caledonia Mining.

“He joined Caledonia in 1995 as a Director and in 1997 he was appointed President and Chief Executive Officer.   During his tenure Mr. Hayden successfully guided Caledonia through a re-structuring in the course of which Caledonia exited non-core investments and restructured its balance sheet.

 “Under Stefan’s leadership, Caledonia has been transformed into an enterprise which has a robust balance sheet and is focussed on the Blanket Gold Mine in Zimbabwe (“Blanket”).  Blanket is one of the lowest cost gold producers in Africa and is also one of the very few Zimbabwean companies which has complied fully with local ownership requirements.

“The Board would also like to congratulate Steve Curtis on his appointment as CEO. We are sure that Steve has all the skills to lead Caledonia through its next stages of development and growth.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Paul Gillam/ James Black Tel: +44 20 7260 1000
Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751